Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 9, 2019

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017,

as supplemented by Supplement No. 1 dated June 27, 2018 and Supplement No. 2 dated January 4, 2019

John Deere Capital Corporation

$400 million Floating Rate Senior Notes Due June 13, 2022

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$400 million
Trade Date:	September 9, 2019
Settlement Date (T+3)**:	September 12, 2019
Maturity Date:	June 13, 2022
Coupon:	3-Month USD LIBOR + 49 bps
Benchmark:	3-Month USD LIBOR
Minimum Interest Rate:	0.000%
Coupon Payment Dates:	Quarterly on the 13th of March, June, September and December, commencing on December 13, 2019 and ending on the maturity date.
Interest Reset Dates:	Quarterly on the 13th of March, June, September and December, commencing on September 12, 2019 and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Day Count:	Actual/360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100% plus accrued interest from September 12, 2019
Gross Spread:	0.150%
Net Proceeds (%):	99.850% plus accrued interest from September 12, 2019
Net Proceeds ($):	$399,400,000 plus accrued interest from September 12, 2019
CUSIP / ISIN:	24422EUZ0 / US24422EUZ05
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE

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